Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement of Standard Pacific Corp. and subsidiaries that is made part of Amendment No. 2 to the Registration Statement (Form S-4 333-205452) and related Prospectus of Standard Pacific Corp. and subsidiaries for the registration of 66,598,146 shares of its common stock and to the incorporation by reference therein of our reports dated February 23, 2015, with respect to the consolidated financial statements of Standard Pacific Corp. and subsidiaries, and the effectiveness of internal control over financial reporting of Standard Pacific Corp. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

August 24, 2015